UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 April 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH Continues Share Buyback Programme

Press Release
CRH Continues Share Buyback Programme

As part of its Trading Update on 24 April 2019, CRH plc announced its intention to continue its share buyback programme with a further tranche of up to €350 million. CRH announces today that it has entered into arrangements with J&E Davy ("Davy") to repurchase ordinary shares on CRH's behalf for a maximum consideration of €350 million (the "Buyback").

The Buyback will commence today, 29 April 2019, and will end no later than 16 August 2019.

Under the terms of the Buyback, ordinary shares will be repurchased on the London Stock Exchange and/or Euronext Dublin. CRH has entered into non-discretionary instructions with Davy to conduct the Buyback on its behalf and to make trading decisions under the Buyback independently of CRH in accordance with certain pre-set parameters.

The purpose of the Buyback is to reduce the share capital of CRH and will be conducted within the limitations of the authority granted at CRH's AGM on 25 April 2019 to repurchase up to 10% of the Company's ordinary shares in issue (being 49,605,183 ordinary shares).

The Buyback will also be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 and Chapter 12 of the UK Listing Rules. The repurchased ordinary shares will be held in treasury pending their cancellation or re-issue in due course.

This announcement relates solely to the Buyback and any decision in relation to any future buyback programmes will be based on an ongoing assessment of the capital needs of the business and general market conditions.

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.90,000 people at c.3,700 operating locations in 32 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 29 April 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary